Hanwha SolarOne to Announce First Quarter 2011 Financial Results on May 24, 2011

SHANGHAI, China (May 10, 2011) – Hanwha SolarOne Co., Ltd. (“Hanwha SolarOne” or the “Company”) (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that it will release its unaudited financial results for the first quarter of 2011 before the market opens on Tuesday, May 24, 2011.  On the same day, management will host a conference call to discuss the results at 8:00 AM Eastern Daylight Time (8:00 PM Shanghai time).

Conference Call

Dr. Peter Xie, President and CEO, Mr. Gareth Kung, Chief Financial Officer, and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:
- U.S. Toll Free Number:	+1 800 261 3417
- International dial-in number:	+1 617 614 3673
- China Toll Free Number (North):	+10 800 152 1490
- China Toll Free Number (South):	+10 800 130 0399
- China Toll Free Number (South):	+10 800 852 1490
Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: www.hanwha-solarone.com.  A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call.  The dial-in details for the replay are as follows:
- U.S. Toll Free Number:	+1 888 286 8010
- China Toll Free Number (South):	+10 800 852 1490
Passcode: 86707974

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
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For further information, please contact:

Investor Contact:
             Paul Combs
             V.P. of Investor Relations
             Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
             P. R. China
             Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
             E-mail: paul.combs@hanwha-solarone.com

    Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com